Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 27, 2007, relating to the consolidated financial statements and financial statement schedules of Kansas City Power & Light Company and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of new accounting standards) and management's report on the effectiveness of internal control over financial reporting, appearing in and incorporated by reference in the Annual Report on Form 10-K of Kansas City Power & Light Company and subsidiaries for the year ended December 31, 2006, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/DELOITTE & TOUCHE LLP

Kansas City, Missouri

December 14, 2007